

Mail Stop 3233

April 25, 2016

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 16, 2015**
> **Form 8-K filed on February 26, 2015**
> **File No. 001-35972**

Dear Mr. Eubanks:

We have reviewed your April 19, 2016 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2016 letter.

Form 8-K filed February 26, 2015

Exhibit 99.1

1. We note your response to our prior comment 1 and your view that the incentive fee adjustment is consistent with other non-GAAP adjustments included to reconcile net income/loss to Adjusted EBITDA. Unlike the other non-GAAP adjustments you reference, the incentive fee adjustment appears to change the way the fee is accounted for under GAAP. Further, it is unclear why you are making this adjustment to a performance measure as the measure is being used for purposes of calculating your consolidated leverage ratio related to debt covenant compliance. Please clarify.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities